Exhibit 99.1

NEWS RELEASE

HIGHWAY HOLDINGS RESTATES UNAUDITED FINANCIAL STATEMENTS FOR 3 AND 9 MONTHS ENDED DECEMBER 31, 2023 RESULTING IN HIGHER NET INCOME FOR BOTH PERIODS

HONG KONG –July 12, 2024 – Highway Holdings Limited (Nasdaq: HIHO) (the “Company” or “Highway Holdings”) today announced it has restated its unaudited quarterly financial statements for the three and nine months ended December 31, 2023, which were released in an earnings press release on February 1, 2024. The decision to restate the financial statements was approved on July 12, 2024 by Highway Holdings’ Board of Directors upon the recommendation of the Audit Committee of the Board of Directors and after consultation with management.

Investors should no longer rely upon the previously released financial statements cited above. Similarly, any other press releases and investor communications containing information derived from such financial statements should no longer be relied upon.

The Company has concluded that the interim financial statements cannot be relied upon due to the misapplication of a revenue recognition accounting standard following a change in inventory fulfillment and transfer procedures by one of the Company’s customers. The inventory adjustment resulted in the erroneous inclusion of $1,875,000 in net sales and $1,921,000 in cost of sales from the transfers of certain parts to be included in products manufactured by the Company for its customer. This misapplication was identified during the preparation of Highway Holdings’ Annual Report on Form 20-F for the fiscal year ended March 31, 2024. The restated financial statements for the three and nine months ended December 31, 2023 are attached to this press release.

The adjustments to net sales and other line items resulting from the changed inventory transfer policies resulted in an increase in net income for the third quarter of fiscal year 2024 from $302,000, or $0.07 per diluted share, to $348,000, or $0.08 per diluted share, and resulted in an increase in net income for the first nine months of fiscal year 2024 from $177,000, or $0.04 per diluted share, to $223,000, or $0.05 per diluted share in the restated financial statements

Today’s announcement reiterates Highway Holdings’ continued commitment to improve its practices and uphold the highest standards of financial reporting.

About Highway Holdings

Highway Holdings is an international manufacturer of a wide variety of quality parts and products for blue chip equipment manufacturers based primarily in Germany. Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Yangon, Myanmar and Shenzhen, China. For more information visit website www.highwayholdings.com.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements, which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, the impact of the worldwide COVID-19 pandemic, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)

For further information, please contact:

Global IR Partners

David Pasquale

HIHO@globalirpartners.com

New York Office: +1-914-337-8801

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

(Unaudited)

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	2023 Announced	2023 Restated	2023 Announced	2023 Restated

Net sales	$4,107	$2,232	$6,776	$4,901
Cost of sales	3,231	1,310	5,140	3,219
Gross profit	876	922	1,636	1,682

Selling, general and administrative expenses	679	679	1,728	1,728
Operating income/(loss)	197	243	(92)	(46)

Non-operating items

Exchange gain /(loss), net	27	27	58	58
Interest income	63	63	156	156
Gain/(Loss) on disposal of Asset	3	3	16	16
Other income/(expenses)	8	8	14	14
Total non-operating income/ (expenses)	101	101	244	244

Net income before income tax and non-controlling interests	298	344	152	198
Income taxes	1	1	7	7
Net income before non-controlling interests	299	345	159	205
Net loss attributable to non-controlling interests	3	3	18	18
Net income attributable to Highway Holdings Limited’s shareholders	302	348	177	223

Net Gain/ (loss) per share – Basic	$0.07	$0.08	$0.04	$0.05
Net Gain/ (loss) per share - Diluted	$0.07	$0.08	$0.04	$0.05

Weighted average number of shares outstanding
Basic	4,386	4,386	4,314	4,314
Diluted	4,396	4,396	4,323	4,323

IGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(Dollars in thousands, except per share data)

	Dec 31	Dec 31
	2023 Announced	2023 Restated

Current assets:
Cash and cash equivalents	$6,186	$6,186
Accounts receivable, net of doubtful accounts	3,533	1,658
Inventories	1,812	1,858
Prepaid expenses and other current assets	200	200
Income tax recoverable	-	-
Total current assets	11,731	9,902

Property, plant and equipment, (net)	379	379
Operating lease right-of-use assets	2,004	2,004
Long-term deposits	205	205
Long-term loan receivable	95	95
Investments in equity method investees	-	-
Total assets	$14,414	$12,585

Current liabilities:
Accounts payable	$2,477	$602
Operating lease liabilities, current	586	586
Other liabilities and accrued expenses	1,845	1,845
Income tax payable	551	551
Dividend payable	46	46
Total current liabilities	5,505	3,630

Long term liabilities:
Operating lease liabilities, non-current	1,013	1,013
Deferred income taxes	98	98
Long terms accrued expenses	17	17
Total liabilities	6,633	4,758

Shareholders’ equity:
Preferred shares, $0.01 par value	-	-
Common shares, $0.01 par value	44	44
Additional paid-in capital	12,140	12,140
Accumulated deficit	(3,879)	(3,833)
Accumulated other comprehensive income/(loss)	(517)	(517)
Non-controlling interest	(7)	(7)
Total shareholders’ equity	7,781	7,827
Total liabilities and shareholders’ equity	$14,414	$12,585

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